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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  H Power Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    40427A108
                         ------------------------------
                                 (CUSIP number)

                                 Plug Power Inc.
                             Attn: Ana-Maria Galeano
                             968 Albany-Shaker Road
                                Latham, NY 12110
                                 (518) 782-7700
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                November 11, 2002
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 9 Pages)

--------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO. 40427A108                  13D                     Page 2 of 9 Pages
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------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Plug Power Inc.
      22-3672377
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            See response to Item 5
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             See response to Item 5
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      See response to Item 5
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 40427A108                   13D                     Page 3 of 9 Pages
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ITEM 1.  Security and Issuer.

         The class of equity security to which this statement on Schedule 13D (the "Schedule 13D") relates is the common stock, par value $.001 per share (the "Common Stock"), of H Power Corp., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 60 Montgomery Street, Belleville, NJ 07109.

         This filing of the Schedule 13D is not, and should not be deemed to be, an admission that the Schedule 13D or that any amendment thereto is required to be filed.

ITEM 2.  Identity and Background.

         (a), (b) and (c) This statement is filed by Plug Power Inc., a Delaware corporation with its principal place of business and executive office at 968 Albany-Shaker Rd., Latham, NY 12110 ("Plug Power").

         Attached hereto as Schedule I is a list of the directors and executive officers of Plug Power which contains the following information with respect to each such person:

(i)   name;
(ii)  business address; and
(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         (d) and (e) During the past five years or since its inception, neither Plug Power nor, to the knowledge of Plug Power, any executive officer or director of Plug Power, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in Plug Power or any executive officer or director of Plug Power being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) To the knowledge of Plug Power, each person identified in
Schedule I hereto is a United States citizen, except for J. Douglas Grant who is a citizen of Canada.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         As described in Items 4 and 5 below, Plug Power has been given a proxy with respect to, but has not purchased, shares of Common Stock of the Company. Plug Power has not expended any funds in connection therewith.

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CUSIP NO. 40427A108                   13D                     Page 4 of 9 Pages
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ITEM 4.  Purpose of Transactions.

         (a) and (b) On November 11, 2002, Plug Power entered into an Agreement and Plan of Merger (the "Merger Agreement") with Monmouth Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Plug Power ("MergerCo") and the Company pursuant to which, MergerCo will be merged with and into the Company (the "Merger"). Under the terms of the Merger Agreement, Plug Power will acquire the Company in a stock-for-stock exchange valued at approximately $50.7 million. The exchange ratio is initially set at approximately eight-tenths of a share of Plug Power for each Company share. Based on this initial exchange ratio, shareholders of the Company would receive shares of common stock of Plug Power equaling approximately $4.70 per share for each share of the Company. The initial exchange ratio will vary within upper and lower bounds of 10% in the event that the value of Plug Power common stock during a defined pre-closing period varies by more than 10% from $5.88 per share. In addition, the value to be paid will vary depending on the amount of the Company's cash, assets and liabilities at the closing date. The Merger is subject to customary closing conditions and regulatory approvals, as well as the approval of the stockholders of Plug Power and the Company.

         In connection with the Merger Agreement, Plug Power entered into voting agreements (the "Voting Agreements") with Dr. H. Frank Gibbard, Dr. Arthur Kaufman and ECO Fuel Cells, LLC, (collectively, the "Stockholders"). Pursuant to the Voting Agreements, each of the Stockholders agreed to vote and has granted to Plug Power an irrevocable proxy and power of attorney to vote his or its shares of common stock of the Company owned as of November 11, 2002 and acquired thereafter (the "Shares") (i) in favor of approval of the Merger Agreement and the Merger and any matter necessary for consummation of the Merger; (ii) against
(x) approval of any Acquisition Proposal (including, without limitation, any Superior Proposal) (y) any proposal for any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions of the Company's obligations under the Merger Agreement not being fulfilled, and (z) any action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect consummation of the transactions contemplated by the Merger Agreement; and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of stockholders or in such consent, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing or, at the request of Plug Power, to permit Plug Power to vote such Shares directly. The term "Acquisition Proposal" shall mean any proposed or actual tender offer, merger, consolidation or other business combination involving the Company, or sale, lease or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise, of any material assets of the Company or the Company Subsidiaries or any securities of the Company or the Company Subsidiaries, or any transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term "Acquisition Proposal" shall not include the Merger and related transactions. The term "Superior Proposal" shall mean an unsolicited, bona fide written offer made by a third party to consummate an Acquisition Proposal, which Acquisition Proposal is likely to be consummated, and that (i) the board of directors of the Company determines in good faith, after

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CUSIP NO. 40427A108                   13D                     Page 5 of 9 Pages
-------------------                                           -----------------

consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the stockholders of the Company than the Merger and related transactions (taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal), and (ii) is for one hundred percent (100%) of the Common Stock of the Company.

         The purpose of the transactions contemplated by the Voting Agreements is to consummate the transactions contemplated under the Merger Agreement.

         (c) Not applicable.

         (d) If the Merger is consummated, in accordance with the terms of the Merger Agreement, the directors of MergerCo immediately prior to the effective time of the Merger shall be the directors of the Company immediately after the effective time of the Merger until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal. The officers of MergerCo immediately prior to the effective time of the Merger shall be the officers of the Company immediately after the effective time of the Merger until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal.

         (e) Other than as a result of the Merger described in Item 4(a) above, not applicable.

         (f) Not applicable.

         (g) If the Merger is consummated, in accordance with the terms of the Merger Agreement, at the effective time of the Merger, the certificate of incorporation of the Company shall be amended in its entirety to read as the articles of incorporation of MergerCo (except that the name of the Company will remain H Power Corp.) and such articles of incorporation shall be the articles of incorporation of the Company until thereafter amended as provided therein or by applicable law. If the Merger is consummated, in accordance with the terms of the Merger Agreement, at the effective time of the Merger, the bylaws of MergerCo, as in effect at the effective time of the Merger, shall be the bylaws of the Company until thereafter amended as provided therein or by applicable law.

         (h) and (i) As a result of the Merger, Plug Power expects that the Company will request that its Common Stock be delisted from The Nasdaq National Market and that the Company will file a Form 15 terminating registration of the Common Stock pursuant to the Securities Exchange Act of 1934, as amended.

         (j) Except as set forth above or in Item 5, Plug Power currently does not have any plans or proposals concerning the Company with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 of this Schedule.

         References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the form of voting agreement included as Exhibits 99.1 and 99.2,

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CUSIP NO. 40427A108                   13D                     Page 6 of 9 Pages
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respectively, to this Schedule 13D, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

ITEM 5.  Interest in Securities of the Issuer.

         (a) and (b) As a result of the Voting Agreements, Plug Power may be deemed to have sole power to control the vote of the Shares on the matters related to the Merger. Plug Power has no voting power with respect to any other matters. More specifically, pursuant to the Voting Agreements, Plug Power has the sole power to vote, and may be deemed to be the beneficial owner of an aggregate of 1,339,035 shares of the Common Stock of the Company, representing approximately 12.2% of the outstanding shares of the Common Stock of the Company outstanding (including any stock options of the Stockholders which may be exercisable within 60 days of the date hereof). This percentage is based upon 10,776,548 outstanding shares of the Company's Common Stock as listed in the Company's capitalization representation and warranty set forth in the Merger Agreement. Plug Power has no power to dispose of the Shares.

         (c) Neither Plug Power nor, to the knowledge of Plug Power, any person named in Schedule I hereto has effected any transactions in the Company's Common Stock in the past sixty (60) days.

         (d) To Plug Power's knowledge, each Stockholder has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the Shares owned by them. To Plug Power's knowledge, other than ECO Fuel Cells, LLC, which owns 8.8%, no other Stockholder owns more than 5% of the Company's Common Stock.

         (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The description of the Merger Agreement, the Merger and the Voting Agreements in Items 4 and 5 above are incorporated herein by reference. Other than the Merger Agreement and the Voting Agreements, to the best knowledge of Plug Power, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities referenced in
Item 2 or between such persons or entities and any other person or entity with respect to the securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits to this Schedule 13D:

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CUSIP NO. 40427A108                   13D                     Page 7 of 9 Pages
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         Exhibit 99.1. Agreement and Plan of Merger dated November 11, 2002, incorporated by reference to Plug Power Inc.'s Current Report on Form 8-K, filed November 13, 2002 (File No. 000-27527).

         Exhibit 99.2. Form of Voting Agreement, incorporated by reference to Plug Power Inc.'s Current Report on Form 8-K, filed November 13, 2002 (File No. 000-27527).


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CUSIP NO. 40427A108                   13D                     Page 8 of 9 Pages
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 21, 2002


                                  PLUG POWER INC.

                                  By: /s/  W. Mark Schmitz
                                      ---------------------------------
                                      Name:  W. Mark Schmitz
                                      Title: Chief Financial Officer

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CUSIP NO. 40427A108                   13D                     Page 9 of 9 Pages
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                                   SCHEDULE I

         The business address of each of the following directors and/or executive officers of Plug Power Inc., a Delaware corporation ("Plug Power") is c/o Plug Power Inc., 968 Albany- Shaker Road, Latham, New York 12110, except as otherwise indicated.

Dr. Roger B. Saillant. Dr. Saillant is the President, Chief Executive Officer and a Director of Plug Power.

Gregory A. Silvestri. Mr. Silvestri is the Chief Operating Officer of Plug
Power.

W. Mark Schmitz. Mr. Schmitz is the Chief Financial Officer, Treasurer and a Vice President of Plug Power.

Mark A. Sperry.  Mr. Sperry is the Chief Marketing Officer of Plug Power.

Dr. John F. Elter. Dr. Elter is the Vice President of Research and System Architecture of Plug Power.

Anthony F. Earley, Jr. Mr. Early is a director of Plug Power and Chief Executive Officer and Chairman of DTE Energy Company, an energy and energy technology provider, and its subsidiary, The Detroit Edison Company, an electric utility, both of which are located at 2000 Second Avenue, Detroit, Michigan 48226-1279.

George C. McNamee. Mr. NcNamee is a director of Plug Power and Chairman and Co-Chief Executive Officer of First Albany Companies Inc., a specialty investment banking firm located at 30 S. Pearl Street, Albany, New York 12207.

Douglas T. Hickey. Mr. Hickey is a director of Plug Power and a Partner at Hummer-Winblad Venture Partners, a venture capital firm located at 2 South Park, 2nd Floor, San Francisco, California 94107.

John M. Shalikashvili. Mr. Shalikashvili, who is currently a retired General from the United States Army, is a director of Plug Power.

Larry G. Garberding. Mr. Garberding , who is currently retired, is a director of Plug Power.

John G. Rice. Mr. Rice is a director of Plug Power and President and Chief Executive Officer of GE Power Systems, a supplier of power generation technology, energy services and management systems located at 4200 Wildwood Parkway, Atlanta, Georgia 30339.

J. Douglas Grant. Mr. Grant is a director of Plug Power and Chairman of Sceptre Investment Counsel Limited, an investment management company located at 26 Wellington Street East, 12th Floor, Toronto, Ontario M5E 1W4.